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                           September 11, 2023

       Nick Yu
       Director of Legal
       Wag! Group Co.
       55 Francisco Street, Suite 360
       San Francisco, California 94133

                                                        Re: Wag! Group Co.
                                                            Registration
Statement on Form S-3
                                                            Filed September 6,
2023
                                                            File No. 333-274374

       Dear Nick Yu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Richard Kim